Exhibit 99.1

News release

Cenovus announces third-quarter 2025 results

Calgary, Alberta (October 31, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its third-quarter 2025 financial and operating results. The company generated approximately $2.1 billion in cash from operating activities, $2.5 billion of adjusted funds flow and $1.3 billion of free funds flow. Operating results in the quarter included record Upstream production of 832,900 barrels of oil equivalent per day (BOE/d)1 and record Downstream crude throughput of 710,700 barrels per day (bbls/d), representing an overall utilization rate of 99%.

Highlights

•Highest recorded Upstream production of 832,900 BOE/d in the third quarter, including record production of approximately 642,800 BOE/d from the Oil Sands segment.
•Highest recorded U.S. Refining crude throughput of 605,300 bbls/d, representing a utilization rate of 99%, with per unit operating expenses, excluding turnarounds costs, of $9.67 per barrel, a decrease of 8% relative to the prior quarter and 24% from the third quarter of 2024.
•Substantially completed the Foster Creek optimization project, with four new steam generators brought online in the quarter, contributing to increased production rates. Commissioning of remaining facilities is underway and new well pads will be brought online in early 2026.
•The commissioning of the West White Rose project is nearing completion, with drilling expected to commence in the fourth quarter of 2025 and first oil expected in the second quarter of 2026.
•Closed the sale of Cenovus’s 50% interest in WRB Refining LP (WRB) on September 30 and received cash proceeds of $1.8 billion, net of preliminary closing adjustments, on October 1.
•Returned $1.3 billion to common shareholders, including $918 million through common share purchases, and $356 million through common share dividends.
•Subsequent to the quarter, announced an amended agreement to acquire MEG Energy Corp. (“MEG”). MEG’s shareholder vote is scheduled for November 6, 2025, and the transaction is anticipated to close in mid-November subject to shareholder and court approvals.

“We delivered record volumes in both our Upstream and Downstream businesses this quarter, while maintaining our commitment to safe, reliable and cost-effective operations,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “Our major growth projects are all approaching completion and our Downstream business is reaching its potential with consistently strong operating performance this quarter.”

Financial summary

($ millions, except per share amounts)	2025 Q3	2025 Q2	2024 Q3
Cash from (used in) operating activities	2,131	2,374	2,474
Adjusted funds flow[2]	2,466	1,519	1,960
Per share (diluted)[2]	1.38	0.84	1.05
Capital investment	1,154	1,164	1,346
Free funds flow[2]	1,312	355	614
Excess free funds flow[2]	745	(306)	146
Net earnings (loss)	1,286	851	820
Per share (diluted)	0.72	0.45	0.42
Long-term debt, including current portion	7,156	7,241	7,199
Net debt	5,255	4,934	4,196

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Production and throughput

(before royalties, net to Cenovus)	2025 Q3	2025 Q2	2024 Q3
Oil and NGLs (bbls/d)[1]	684,700	624,000	630,500
Conventional natural gas (MMcf/d)[1]	889.5	851.4	844.6
Total upstream production (BOE/d)[1]	832,900	765,900	771,300
Total downstream crude throughput (bbls/d)[1]	710,700	665,800	642,900
1 See Advisory for production by product type and by operating segment.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

Third-quarter results

Operating1

Cenovus’s total revenues were $13.2 billion in the third quarter, up from $12.3 billion in the second quarter of 2025. Upstream revenues were $6.7 billion, a slight decrease from $6.8 billion in the previous quarter, while Downstream revenues were $8.4 billion, an increase from $7.7 billion in the second quarter.

Total operating margin3 was $3.0 billion, compared with $2.1 billion in the previous quarter. Upstream operating margin4 was $2.6 billion, an increase from $2.1 billion in the second quarter due to higher production and sales volumes, an increase in benchmark oil prices, and lower per unit operating costs. Downstream operating margin4 was $364 million, exceeding a shortfall of $71 million in the previous quarter, with favourable U.S. market crack spreads, lower per unit operating costs, and higher crude throughput following the completion of major turnaround activity in the prior quarter. Operating margin in the U.S. Refining segment was $253 million, which included a $67 million benefit from the receipt of Small Refinery Exemption (SRE) waivers related to the Superior Refinery, an $80 million inventory holding loss and $38 million of turnaround expenses.

Total Upstream production was 832,900 BOE/d in the third quarter, up from 765,900 BOE/d in the second quarter. Christina Lake production was 251,700 bbls/d compared with 217,900 bbls/d in the prior quarter, as Narrows Lake volumes began contributing and the facility benefited from flush production following a wildfire-related shutdown in the second quarter. Foster Creek production was 215,400 bbls/d, up from 186,100 bbls/d in the second quarter, as additional steam capacity from the Foster Creek optimization project supported higher production rates and a turnaround was completed in the prior quarter. Sunrise production was 52,400 bbls/d compared with 50,300 bbls/d in the second quarter, with both periods impacted by turnaround activities.

Production from the Lloydminster thermal assets was 95,700 bbls/d compared with 97,800 bbls/d in the prior quarter. The Rush Lake facilities in west-central Saskatchewan remain temporarily shut-in following a steam release from a casing failure in an injection well which took place in the second quarter of 2025. Plans are being progressed to begin a phased restart of production by the end of the year. Lloydminster conventional heavy oil output was 25,400 bbls/d, a slight increase from 25,000 bbls/d in the second quarter.

Production in the Conventional segment was 126,900 BOE/d, an increase from 119,800 BOE/d in the previous quarter due to strong performance from base and new development wells.

In the Offshore segment, production was 63,200 BOE/d compared with 66,300 BOE/d in the second quarter. In Asia Pacific, production volumes were 51,900 BOE/d, lower than the 53,800 BOE/d in the previous quarter, primarily due to maintenance activity in China. In the Atlantic region, production was 11,300 bbls/d, down from 12,500 bbls/d in the prior quarter, as production at the White Rose field was

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temporarily offline to complete subsea tie-ins between the West White Rose platform and the SeaRose floating production, storage and offloading (FPSO) vessel.

Total Downstream crude throughput in the third quarter was 710,700 bbls/d, up from 665,800 bbls/d in the second quarter. Crude throughput in Canadian Refining was 105,400 bbls/d, representing a utilization rate of 98%, compared with 112,400 bbls/d in the previous quarter.

In U.S. Refining, crude throughput was 605,300 bbls/d, representing a utilization rate of 99%, compared with 553,400 bbls/d in the second quarter. U.S. Refining revenues were $7.1 billion, up from $6.5 billion in the prior quarter. Adjusted market capture5 in U.S. Refining was 65%, compared with 58% in the second quarter, driven by stronger performance at Cenovus’s operated refineries and the impact of SRE waivers received in the quarter. Excluding the impact of SRE waivers, adjusted market capture in the third quarter would have been approximately 5% lower.

3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.
5 Adjusted market capture excludes the impact of inventory holding gains or losses. Contains a non-GAAP financial measure. See Advisory.

Financial

Cash from operating activities in the third quarter decreased to approximately $2.1 billion from $2.4 billion in the second quarter. Adjusted funds flow was $2.5 billion, compared with $1.5 billion in the prior quarter, and excess free funds flow (EFFF) was $745 million, compared with a shortfall of $306 million in the prior quarter. Net earnings in the third quarter increased to $1.3 billion from $851 million in the previous quarter. Third-quarter financial results reflected higher Upstream production and sales, increased Downstream utilization, stronger oil prices and market crack spreads, and lower turnaround costs relative to the second quarter.

Long-term debt, including the current portion, was $7.2 billion as at September 30, 2025. Net debt was $5.3 billion as at September 30, 2025, slightly increased from the previous quarter, as common share repurchases of $918 million exceeded EFFF of $745 million. As noted, on October 1, the company received $1.8 billion of cash proceeds from the sale of its 50% interest in WRB. The company continues to steward toward a long-term net debt target of $4.0 billion.

Growth projects

In the Oil Sands segment, Narrows Lake achieved first oil in mid-July. Three well pads were brought online in the quarter as the project continues to ramp up towards full rates. The optimization project at Foster Creek is approximately 98% complete and four steam generators brought online in July have supported higher production from the asset ahead of schedule. Commissioning of the water treating and de-oiling infrastructure is now underway and new well pads will be operating in early 2026. At Sunrise, one new well pad is being prepared for steaming in the fourth quarter, which will support continued production growth from the asset.

At West White Rose, the project’s topsides were safely lifted and set in place atop the concrete gravity structure in mid-July, and subsea tie-ins from the West White Rose platform to the SeaRose FPSO were completed in the quarter. Hookup and commissioning activities are underway, and the project is approximately 98% complete. Drilling is expected to begin by the end of the year and the project remains on schedule to produce first oil in the second quarter of 2026.

2025 guidance update

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Cenovus has revised its 2025 corporate guidance to reflect the disposition of the company’s 50% interest in WRB effective September 30. A copy of the updated guidance is available on cenovus.com under Investors.

Changes to the company’s 2025 guidance include:

•U.S. Downstream throughput of 510,000 bbls/d to 515,000 bbls/d, a decrease of 52,500 bbls/d at the midpoint.
•Downstream turnaround expenses of $360 million to $380 million have been reduced by $65 million at the midpoint.

MEG transaction update

Subsequent to the quarter, on October 27, 2025, Cenovus announced an amended agreement to acquire MEG, for a combination of cash and Cenovus common shares valued at approximately $30.00 per MEG share. On Thursday, October 30, MEG adjourned its scheduled special meeting of shareholders related to the transaction, with Cenovus’s consent, to Thursday, November 6, 2025. The adjournment will allow MEG time to respond to a regulatory inquiry related to MEG’s consideration of the amended terms of the transaction and related matters. Subject to the approval of the Court, the approval of the MEG shareholders and the satisfaction or waiver of other customary closing conditions, Cenovus expects the transaction to close in mid-November.

Sustainability

In the third quarter, Cenovus announced the expansion of its Indigenous Housing Initiative, committing up to $8 million annually in ongoing funding. Launched in 2020 with a five-year, $50 million commitment, the program has supported the construction of nearly 200 homes in six First Nation and Métis communities near the company’s oil sands operations in northeast Alberta. As the initial program closes, three new communities — Saddle Lake Cree Nation, Kikino Métis Settlement and Whitefish Lake First Nation #128 — will join the initiative in 2026. The sustained funding reflects Cenovus’s long-term commitment to advancing Indigenous reconciliation and supports efforts to address housing shortages in additional communities.

Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.20 per common share, payable on December 31, 2025, to shareholders of record as of December 15, 2025.

In addition, the Board has declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1 and Series 2 – payable on December 31, 2025, to shareholders of record as of December 15, 2025, as follows:

Preferred shares dividend summary

Share series	Rate (%)	Amount ($/share)
Series 1	2.577	0.16106
Series 2	4.391	0.27669

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

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In the third quarter, the company returned $1.3 billion to shareholders, composed of $918 million from its purchase of 40.4 million shares through its normal course issuer bid (NCIB) and $356 million through common and preferred share dividends. Subsequent to the quarter, the company purchased 17.0 million common shares through October 27, 2025 for $409 million. The current NCIB will expire on November 10, 2025. Cenovus has received approval from the Board to apply for another NCIB program. Cenovus will apply for approval to repurchase up to approximately 120 million of the company’s common shares, representing approximately 10% of its public float, as defined by the TSX.

2025 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets in 2025 and anticipated production or throughput impacts.

Potential quarterly production/throughput impact (Mbbls/d or MBOE/d)

(MBOE/d or Mbbls/d)	Q4	Annual impact
Upstream
Oil Sands	-	6 - 8
Offshore	-	1 - 2
Conventional	-	-
Downstream
Canadian Refining	-	-
U.S. Refining	8 - 12	12 - 14

Potential turnaround expenses

($ millions)	Q4	Annual impact
Downstream
Canadian Refining	-	-
U.S. Refining	10 - 15	360 - 380

Conference call today

Cenovus will host a conference call today, October 31, 2025, starting at 9 a.m. MT (11 a.m. ET).

For analysts wanting to join the call, please register in advance.

To participate in the conference call, complete the online registration form in advance of the call start time. Once registered, you will receive a unique PIN to access the call by phone. You can either dial into the conference call using the unique PIN or select the "Call Me" option to receive an automated call.

A live audio webcast of the conference call will also be available and will remain archived for approximately 30 days.

Advisory

Basis of Presentation

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Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards.

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by operating segment	Three months ended September 30, 2025
Oil Sands
Bitumen (Mbbls/d)	615.2
Heavy crude oil (Mbbls/d)	25.4
Conventional natural gas (MMcf/d)	13.7
Total Oil Sands segment production (MBOE/d)	642.8
Conventional
Light crude oil (Mbbls/d)	5.0
Natural gas liquids (Mbbls/d)	23.0
Conventional natural gas (MMcf/d)	593.2
Total Conventional segment production (MBOE/d)	126.9
Offshore
Light crude oil (Mbbls/d)	11.3
Natural gas liquids (Mbbls/d)	4.8
Conventional natural gas (MMcf/d)	282.6
Total Offshore segment production (MBOE/d)	63.2
Total Upstream production (MBOE/d)	832.9

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.
Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “expect”, “plan”, “steward”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: acquiring all of the issued and outstanding common shares of MEG pursuant to a plan of arrangement (the “Acquisition”), and timing thereof; expectations regarding the fully pro-rated consideration for the Acquisition; the timing of the special meeting of MEG shareholders; net debt target; growth plans and projects; maximizing value; production guidance; timing of completion of the Foster Creek optimization project; ramping up
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production at Narrows Lake; continued production growth at Sunrise; progressing a plan to restart production at Rush Lake; timing of drilling at the West White Rose project; 2025 planned maintenance; and dividend payments.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the satisfaction of customary closing conditions and obtaining court and MEG shareholder approvals for the Acquisition; general economic, market and business conditions; that actions by third parties do not delay or otherwise adversely affect completion of the Acquisition; that any competing bids do not materially impact the completion of the Acquisition or Cenovus’s or MEG’s business operations, approvals or key stakeholder relationships; potential litigation relating to the Acquisition that could be instituted against Cenovus or MEG; Cenovus’s portfolio and business plan, including if the Acquisition is not completed; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Acquisition; that there will be no material change to MEG’s operations prior to completion of the Acquisition; no material changes to laws and regulations adversely affecting Cenovus’s or MEG’s operations or the Acquisition; the interests of MEG shareholders; the allocation of free funds flow; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s updated 2025 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; not completing the Acquisition on anticipated terms and timing, or at all, including the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG shareholder approvals; a change in the current voting expectations of MEG shareholders and/or that such expectations do not prove to be accurate; a change in the interests of MEG shareholders; the accuracy of analyst predictions and calculations; failing to complete the Acquisition on the terms contemplated by the arrangement agreement between Cenovus and MEG; the impact of any competing bids or from any additional offers for MEG securities that may arise after the date hereof; potential litigation relating to the Acquisition that could be instituted against Cenovus or MEG; the consequences of not completing the Acquisition, including the volatility of the share prices of Cenovus and MEG, negative reactions from the investment community and the required payment of certain costs related to the Acquisition; the delay or inability to integrate Cenovus’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the Acquisition; potential undisclosed liabilities in respect of MEG unidentified during the due diligence process; the interpretation of the Acquisition by tax authorities; the focus of management’s time and attention on the Acquisition and other disruptions arising from the Acquisition; the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2024.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk
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Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2024 and September 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS Accounting Standards. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended September 30, 2025 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com), which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

Total Operating Margin

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (6)			Downstream (6)			Total
($ millions)	Q3 2025	Q2 2025	Q3 2024	Q3 2025	Q2 2025	Q3 2024	Q3 2025	Q2 2025	Q3 2024
Revenues
Gross Sales	7,562	7,394	8,259	8,435	7,743	8,798	15,997	15,137	17,057
Less: Royalties	(858)	(621)	(929)	—	—	—	(858)	(621)	(929)
	6,704	6,773	7,330	8,435	7,743	8,798	15,139	14,516	16,128
Expenses
Purchased Product	674	1,111	1,088	7,321	6,878	8,207	7,995	7,989	9,295
Transportation and Blending	2,543	2,621	2,661	—	—	—	2,543	2,621	2,661
Operating	885	896	860	751	947	918	1,636	1,843	1,778
Realized (Gain) Loss on Risk Management	12	8	(10)	(1)	(11)	(4)	11	(3)	(14)
Operating Margin	2,590	2,137	2,731	364	(71)	(323)	2,954	2,066	2,408
6Found in Note 1 of the September 30, 2025, or the June 30, 2025, interim Consolidated Financial Statements. Revenues and purchased product for the third quarter of 2024 Downstream operations were revised. See Note 23 of our September 30, 2025, interim Consolidated Financial Statements.

Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s interim Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

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	Three Months Ended
($ millions)	September 30, 2025	June 30, 2025	September 30, 2024
Cash From (Used in) Operating Activities (7)	2,131	2,374	2,474
(Add) Deduct:
Settlement of Decommissioning Liabilities	(94)	(68)	(74)
Net Change in Non-Cash Working Capital	(241)	923	588
Adjusted Funds Flow	2,466	1,519	1,960
Capital Investment	1,154	1,164	1,346
Free Funds Flow	1,312	355	614
Add (Deduct):
Base Dividends Paid on Common Shares	(356)	(364)	(329)
Purchase of Common Shares under Employee Benefit Plan	(21)	(15)	—
Dividends Paid on Preferred Shares	—	(4)	(9)
Settlement of Decommissioning Liabilities	(94)	(68)	(74)
Principal Repayment of Leases	(89)	(94)	(74)
Acquisitions, Net of Cash Acquired	(7)	(129)	(4)
Proceeds From Divestitures	—	13	22
Excess Free Funds Flow	745	(306)	146
7 Found in the September 30, 2025, or the June 30, 2025, interim Consolidated Financial Statements.

Adjusted Market Capture
Adjusted market capture contains a non-GAAP financial measure and is used in the company’s U.S. Refining segment to provide an indication of margin captured relative to what was available in the market based on widely-used benchmarks. Cenovus defines adjusted market capture as refining margin, net of holding gains and losses, divided by the weighted average 3-2-1 market benchmark crack, net of RINs, expressed as a percentage. The weighted average crack spread, net of RINs, is calculated on Cenovus’s operable capacity-weighted average of the Chicago and Group 3 3-2-1 benchmark market crack spreads, net of RINs.

The company previously disclosed market capture which did not exclude the effect of inventory holding gains or losses. Cenovus replaced market capture with adjusted market capture to exclude the impact of inventory holding gains or losses. The company believes this metric provides more comparability and accuracy when measuring the cash generating performance of our downstream operations. Comparative periods were revised to conform with our current presentation.

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($ millions)	Three months ended September 30, 2025	Three months ended June 30, 2025
Revenues (8)	7,082	6,455
Purchased Product (8)	6,219	5,838
Gross Margin	863	617
Inventory Holding (Gain) Loss	80	62
Adjusted Gross Margin	943	679
Total Processed Inputs (Mbbls/d)	642.8	594.2
Adjusted Gross Margin ($/bbl)	15.92	12.57
Operable Capacity (Mbbls/d)	612.3	612.3
Operable Capacity by Regional Benchmark (percent)
Chicago 3-2-1 Crack Spread Weighting	81	81
Group 3 3-2-1 Crack Spread Weighting	19	19
Benchmark Prices and Exchange Rate
Chicago 3-2-1 Crack Spread (US$/bbl)	24.24	21.64
Group 3 3-2-1 Crack Spread (US$/bbl)	23.72	23.07
RINs (US$/bbl)	6.33	6.12
US$ per C$1 - Average	0.726	0.723
Weighted Average Crack Spread, Net of RINs ($/bbl)	24.53	21.86
Adjusted Market Capture (percent)	0.65	0.58
8 Found in Note 1 of the September 30, 2025, or the June 30, 2025, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

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403-766-7711

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